October 4, 2006

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:   Post-effective amendment under Rule 485(b) under the Securities Act of
        1933 to Form N-4 registration statement, file no. 333-75702

Dear Ms. Samuel:

In accordance with our discussions, we have created the following prospectus supplements to disclose the addition of the Highest
Daily Lifetime Five Benefit and certain fund-related changes:

o    A supplement of Pruco Life Insurance Company ("Pruco Life") for Strategic Partners Annuity One 3, Strategic Partners Plus 3,
and the subsequent version of Strategic Partners FlexElite discussing the addition of Highest Daily Lifetime Five and the fund changes; and
o    A Pruco Life supplement for Strategic Partners Annuity One, Strategic Partners Plus, Strategic Partners Advisor, Strategic
Partners Select and the former version of Strategic Partners FlexElite discussing the fund changes; and
o        A Pruco Life supplement for Prudential Premier, discussing the addition of Highest Daily Lifetime Five and the fund changes; and
o        A Pruco Life of New Jersey supplement for Prudential Premier, discussing the fund changes; and
o    A supplement of Pruco Life Insurance Company of New Jersey for Strategic Partners Annuity One 3, Strategic Partners Plus 3,
Strategic Partners Advisor, and Strategic Partners Select discussing the fund changes.

We are filing these draft supplements as correspondence along with this letter.  We appreciate your attention to this filing.

                                                             Sincerely,

                                                            /s/Christopher Sprague
                                                              C. Christopher Sprague

                                                    Pruco Life Insurance Company

                                                  Strategic Partners Annuity One 3
                                                     Strategic Partners Plus 3
                                                    Strategic Partners FlexElite

                                                Supplement, dated November 20, 2006
                                                                 To
                                                  Prospectuses, dated May 1, 2006

This supplement makes the following changes:

o        adds the Highest Daily Lifetime Five Benefit to Strategic  Partners Annuity One 3, Strategic  Partners Plus 3 and Strategic
              Partners FlexElite of Pruco Life Insurance Company ("Pruco Life"); and
o        for each of the above-referenced prospectuses, reflects certain changes to the underlying mutual funds

TABLE OF CONTENTS

As a new entry  within the line item  entitled  "Section  5: What Is The  Lifetime  Five  Income  Benefit?",  we add a line item for
Highest Daily Lifetime Five.

As a new entry at the end of the Table of Contents, we add a reference to Appendix C, entitled "Asset Transfer Formula Under
Highest Daily Lifetime Five Benefit."

GLOSSARY

o        We add a definition  for "Benefit  Fixed Rate Account",  that reads as follows:  "An  investment  option offered as part of this contract that is used only if you have elected the optional  Highest Daily  Lifetime Five Benefit.  Amounts  allocated to the Benefit  Fixed Rate  Account  earn a fixed rate of interest,  and are held within our general  account.  You may not allocate  purchase payments to the Benefit Fixed Rate Account.  Rather,  contract value is transferred to the Benefit Fixed
         Rate Account only under the asset transfer feature of the Highest Daily Lifetime Five Benefit."
o        We revise the first sentence of the  definition of "Annual  Income Amount" to state:  "Under the terms of the Lifetime Five
         Income  Benefit and the Highest  Daily  Lifetime  Five  Benefit,  an amount that you can withdraw  each year as long as the annuitant lives."
o        We revise the first sentence of the  definition of "Excess  Income/Excess  Withdrawal"  to state:  "Under the Lifetime Five
         Income  Benefit,  Spousal  Lifetime Five Income Benefit,  and Highest Daily Lifetime Five Benefit,  Excess Income refers to cumulative withdrawals that exceed the Annual Income Amount."
o        We add a definition  for "Highest Daily Lifetime Five Benefit" that reads as follows:  "An optional  feature  available for an additional  charge that  guarantees  your ability to withdraw  amounts equal to a percentage of a principal value called the Protected  Withdrawal  Value.  Subject to our rules regarding the timing and amount of withdrawals,  we guarantee these withdrawal amounts, regardless of the impact of market performance on your contract value."
o        We revise the  definition  of "Protected  Withdrawal  Value" to read as follows:  "Under the Lifetime Five Income  Benefit,
         Spousal Lifetime Five Income Benefit,  and Highest Daily Lifetime Five Benefit,  an amount that we guarantee  regardless of the investment  performance of your contract  value.  As discussed in Section 5, Protected  Withdrawal  Value is determined one way with respect to the Lifetime  Five Income  Benefit and the Spousal  Lifetime Five Income  Benefit,  and another way for the Highest Daily Lifetime Five Benefit."

SUMMARY

o        We revise the last  paragraph  of the  Section 3 portion of the  Summary to read as  follows:  "The  Lifetime  Five  Income
         Benefit,  Spousal  Lifetime Five Income Benefit,  and Highest Daily Lifetime Five Benefit  (discussed in Section 5) and the
         Income  Appreciator  Benefit  (discussed  in  Section 6) each may  provide an  additional  amount  upon which your  annuity payments are based."
o        We add the  following  as the last  paragraph  of the Section 5 portion of the Summary,  to read as follows:  "Finally,  we offer a benefit  called the Highest Daily  Lifetime Five  Benefit.  Highest Daily  Lifetime Five is similar to our Lifetime
         Five and Spousal  Lifetime Five benefits,  in that under each such benefit,  there is a "protected  withdrawal  value" that serves as the basis for  withdrawals  you can make.  As we  discuss in more  detail  later,  we  guarantee  this  protected withdrawal  value, even if your contract value declines.  Thus, as a participant in one of these benefits,  you are assured of a certain  amount that you can  withdraw,  even if there is a significant  decline in the  securities  markets.  Highest
         Daily  Lifetime  Five Benefit  differs from Lifetime  Five and Spousal  Lifetime Five in that (a) the Protected  Withdrawal
         Value is determined  based on the highest daily  contract  value and (b) we require you to participate in an asset transfer program,  under which your contract value may be transferred  periodically  between the variable investment options and the
         Benefit  Fixed  Rate  Account  (which is part of our  general  account).  We operate  the asset  transfer  program  under a formula,  which is described in the portion of Section 5 concerning the Highest Daily  Lifetime Five Benefit.  In addition, in Appendix C, we set out the formula  itself.  As discussed in Section 5, when you elect Highest Daily  Lifetime Five, the asset transfer formula is made a part of your annuity  contract,  and thus may not be altered  thereafter.  However,  we do reserve the right to amend the formula for  newly-issued  annuity  contracts  that elect Highest Daily Lifetime Five in the future.  As we discuss in more detail later in this  prospectus,  this required asset transfer  program helps us manage our financial  exposure  under Highest Daily  Lifetime  Five,  by moving assets out of the variable  investment  options in the event of securities  market declines.  In essence,  we seek to preserve the value of these assets,  by transferring them to a more stable  account.  Of course,  the  formula  also  contemplates  the  transfer of assets from the Benefit  Fixed Rate
         Account to the variable investment options in certain other scenarios. "
o        We add the following as the last line item in the bullet within the Section 8 portion of the Summary  concerning  insurance and administrative costs:

      "- 0.60% if you choose the Highest Daily  Lifetime Five Benefit.  This charge is in addition to the charge for the  applicable death benefit."

SUMMARY OF CONTRACT EXPENSES

o        With respect to the Strategic  Partners  Annuity One 3 and Strategic  Partners  Plus 3  prospectuses  of Pruco Life, in the table entitled Periodic Account Expenses,  Insurance and  Administrative  Expenses with the Indicated  Benefits,  we revise the line items  pertaining to the death benefit options,  Lifetime Five, and Spousal Lifetime Five to read as follows,  and add a line item for  Highest  Daily  Lifetime  Five.  In  addition,  we add a footnote  (which  appears  immediately  after
         "Insurance And Administrative Expenses With The Indicated Benefits"):
                                                                             Contract            Contract
                                                                             With                Without
                                                                             Credit              Credit

Lifetime Five Income Benefit                                                 0.60%               0.60%

Spousal Lifetime Five Income Benefit                                         0.75%               0.75%

Highest Daily Lifetime Five Income Benefit                                   0.60%               0.60%

Base Death Benefit                                                           1.50%               1.40%

Guaranteed Minimum Death Benefit Option - Roll-Up or Step-Up
                                                                             1.75%               1.65%

Guaranteed Minimum Death Benefit Option - Greater of Roll-Up
or Step-Up                                                                   1.85%               1.75%

Highest Daily Value Death Benefit                                            2.00%               1.90%

Maximum charge for each of Lifetime Five,
Spousal Lifetime Five, and Highest Daily Lifetime Five                       2.00%               2.00%

*The charge for the Lifetime Five Income  Benefit (and, if available  under your contract,  Spousal  Lifetime Five and Highest Daily
Lifetime  Five) is  imposed  based on the value of assets in the  variable  investment  options  only.  As  discussed  later in this prospectus,  we reserve the right to increase  these  charges upon any step-up of the benefit.  In certain  state  filings,  we have stated that we reserve the right to increase the charge for Lifetime  Five,  Spousal  Lifetime Five, and Highest Daily Lifetime Five
to a maximum of 2 percent.  However,  we have no present  intention  of  increasing  the charges for those  benefits to that maximum level.

o        With respect to the  Strategic  Partners  FlexElite  prospectus  of Pruco Life (version of contract sold on or after May 1,
         2003 or upon subsequent state approval),  in the table entitled  Periodic Account  Expenses,  Insurance and  Administrative
         Expenses with the Indicated  Benefits,  we revise the line items  pertaining to the death benefit  options,  Lifetime Five, and Spousal  Lifetime Five to read as follows,  and add a line item for Highest Daily Lifetime Five. In addition,  we add a footnote (which appears immediately after "Insurance And Administrative Expenses With The Indicated Benefits"):

Lifetime Five Income Benefit                                                                     0.60%

Spousal Lifetime Five Income Benefit                                                    0.75%

Highest Daily Lifetime Five Income Benefit                                              0.60%

Base Death Benefit                                                              1.65% (1.70% for contracts sold prior to  May 1,
2003, or upon subsequent state approval, and if you are aged 76 or older)

Guaranteed Minimum Death Benefit Option - Roll-Up or
Step-Up                                                                1.90%

Guaranteed Minimum Death Benefit Option - Greater of Roll-Up or
Step-Up                                                                2.00%

Highest Daily Value Death Benefit                                      2.15%

Maximum charge for each of Lifetime Five,
Spousal Lifetime Five, and Highest Daily Lifetime Five                          2.00%

*The charge for the Lifetime Five Income  Benefit (and, if available  under your contract,  Spousal  Lifetime Five and Highest Daily
Lifetime  Five) is  imposed  based on the value of assets in the  variable  investment  options  only.  As  discussed  later in this prospectus,  we reserve the right to increase  these  charges upon any step-up of the benefit.  In certain  state  filings,  we have stated that we reserve the right to increase the charge for Lifetime  Five,  Spousal  Lifetime Five, and Highest Daily Lifetime Five
to a maximum of 2 percent.  However,  we have no present  intention  of  increasing  the charges for those  benefits to that maximum level.

In Section 2 of each prospectus, we make the following change to the chart setting forth a brief description of each variable investment option, to reflect a subadviser name change:
o        SP Small Cap Value Portfolio, AST Small Cap Value Portfolio, and Prudential Series Fund Equity Portfolio.  Salomon
              Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In section 2 of each prospectus, we revise the investment objectives/policies section, and portfolio adviser/sub-adviser section for two Portfolios to read as follows.  These new descriptions reflect the addition of sub-advisers as well as revisions to non-fundamental investment policies:

o        SP LSV International Value Portfolio:

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Value Portfolio (formerly SP LSV International Value Portfolio):  seeks         LSV Asset Management,
                    capital growth.  The Portfolio normally invests at least 80% of the Portfolio's investable       Thornburg Investment
                    assets (net assets plus borrowings made for investment purposes) in the equity securities of     Management, Inc.
      Equity        companies in developed countries outside the United States that are represented in the MSCI
                    EAFE Index.

------------------- ------------------------------------------------------------------------------------------------ -----------------------

o        SP William Blair International Growth Portfolio
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Growth Portfolio (formerly, SP William Blair International Growth               Marsico Capital
                    Portfolio):  seeks long-term capital appreciation.  The Portfolio invests primarily in           Management LLC,
                    equity-related securities of foreign issuers. The Portfolio invests primarily in the common      William Blair &
                    stock of large and medium-sized foreign companies, although it may also invest in companies of   Company, LLC
                    all sizes. Under normal circumstances, the Portfolio invests at least 65% of its total assets
      Equity        in common stock of foreign companies operating or based in at least five different countries, which may include countries with emerging markets. The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth potential.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

SECTION 5:  WHAT IS THE LIFETIME FIVE INCOME BENEFIT?

We add the following new section to the end of the above-referenced  section of each prospectus for Pruco Life's Strategic
Partners Annuity One 3, Strategic Partners Plus 3, and Strategic Partners FlexElite:

HIGHEST DAILY LIFETIME FIVE BENEFIT (HIGHEST DAILY LIFETIME FIVE)

The Highest  Daily  Lifetime  Five Benefit  described  below is only being  offered in those  jurisdictions  where we have  received regulatory  approval,  and will be  offered  subsequently  in other  jurisdictions  when we  receive  regulatory  approval  in those jurisdictions.  Certain terms and conditions may differ among  jurisdictions  once approved.  Highest Daily Lifetime Five is offered as an alternative to Lifetime Five and Spousal Lifetime Five.  Currently,  if you elect Highest Daily Lifetime Five and subsequently terminate the benefit,  you will not be able to re-elect  Highest Daily  Lifetime Five, and will have a waiting period until you can elect Spousal  Lifetime Five or Lifetime Five.  Specifically,  you will be permitted to elect Lifetime Five or Spousal Lifetime Five only on an  anniversary  of the contract date that is at least 90 calendar  days from the date that Highest Daily  Lifetime Five was terminated.  We reserve the right to further  limit the election  frequency in the future.  The income  benefit  under Highest Daily
Lifetime  Five  currently  is based on a single  "designated  life"  who is at least 55 years old on the date  that the  benefit  is acquired.  The Highest Daily Lifetime Five Benefit is not available if you elect any other  optional  living  benefit,  although you may elect any optional  death benefit  (other than the Highest Daily Value Death  Benefit).  As long as your Highest Daily  Lifetime
Five Benefit is in effect,  you must allocate your contract value in accordance  with the  then-permitted  and available  investment option(s) with this program.

We offer a benefit  that  guarantees  until the death of the single  designated  life the ability to withdraw an annual  amount (the
"Highest  Daily Life Income  Benefit")  equal to a percentage  of an initial  principal  value (the  "Protected  Withdrawal  Value")
regardless of the impact of market  performance on the contract value,  subject to our program rules regarding the timing and amount of withdrawals.  The benefit may be appropriate if you intend to make periodic  withdrawals  from your contract,  and wish to ensure that market  performance will not affect your ability to receive annual  payments.  You are not required to make withdrawals as part of the program -- the  guarantees are not lost if you withdraw less than the maximum  allowable  amount each year under the rules of the benefit.  We discuss  Highest Daily  Lifetime Five in greater detail  immediately  below.  In addition,  please see the Glossary section of this  prospectus for  definitions of some of the key terms used with this benefit.  As discussed  below,  we require that you  participate  in our asset  transfer  program in order to  participate  in Highest Daily Lifetime Five, and in the Appendices to
this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of Highest Daily Lifetime Five is the Protected Withdrawal Value, which is an amount that is distinct from contract value.  Protected Withdrawal Value is used to determine the Highest Daily Annual Income Amount - - which is amount that you can take out annually as a withdrawal for your entire life.  Because each of the Protected Withdrawal Value and
Highest Daily Annual Income Amount is determined in a way that is not solely related to contract value, it is possible for the contract value to fall to zero, even though the Highest Daily Annual Income Amount remains.  You are guaranteed to be able to withdraw the Highest Daily Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals."
Excess withdrawals, as discussed below, will reduce your Highest Daily Annual Income Amount.  Thus, you could experience a scenario in which your contract value was zero, and, due to your excess withdrawals, your Highest Daily Annual Income Amount also was reduced to zero.  In that scenario, no further amount would be payable under Highest Daily Lifetime Five.

KEY FEATURE -- PROTECTED WITHDRAWAL VALUE
The Protected  Withdrawal  Value is used to determine the amount of the annual payments under the Highest Daily Life Income Benefit.
The Protected  Withdrawal  Value  initially is equal to the contract  value on the date that you elect Highest Daily  Lifetime Five.
On each  business day  thereafter,  until the earlier of the first  withdrawal  or ten years after the date of your  election of the benefit, we recalculate the Protected  Withdrawal Value.  Specifically,  on each such business day (the "Current Business Day"), the
Protected Withdrawal Value is equal to the greater of:

o        The Protected  Withdrawal Value for the immediately  preceding business day (the "Prior Business Day"),  appreciated at the daily  equivalent of 5% annually  during the calendar  day(s) between the Prior  Business Day and the Current  Business Day
         (i.e.,  one day for  successive  business  days,  but more than one calendar day for  business  days that are  separated by weekends and/or holidays),  plus the amount of any purchase payment  (including any associated  credit) made on the Current
         Business Day; and
o        The contract value.

We cease these daily  calculations of the Protected  Withdrawal  Value when you make your first  withdrawal.  However,  as discussed below,  subsequent  purchase payments (and any associated credits for Strategic Partners Annuity One 3 and Strategic Partners Plus 3
only) will increase the amount we guarantee to pay annually  under the Highest Daily Life Income  Benefit (the "Highest Daily Annual
Income Amount"), while "excess" withdrawals (as described below) may decrease the Highest Daily Annual Income Amount.

KEY FEATURE - HIGHEST DAILY ANNUAL INCOME AMOUNT UNDER HIGHEST DAILY LIFETIME FIVE BENEFIT

The initial Highest Daily Annual Income Amount is equal to 5% of the Protected  Withdrawal  Value.  Under the Highest Daily Lifetime
Five benefit,  if your  cumulative  withdrawals in a contract year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent  contract  years,  but any such  withdrawals  will reduce the Highest Daily Annual Income Amount on a  dollar-for-dollar  basis in that contract year. If your  cumulative  withdrawals are in excess of the Highest Daily Annual  Income Amount  ("Excess  Income"),  your Highest Daily Annual Income Amount in subsequent  years will be reduced  (except  with  regard to required  minimum  distributions)  by the result of the ratio of the Excess  Income to the contract value immediately prior to such withdrawal (see examples of this calculation  below).  Reductions include the actual amount of the  withdrawal,  including any CDSC that may apply.  A purchase  payment that you make will increase the  then-existing  Highest
Daily Annual Income Amount by an amount equal to 5% of the purchase payment  (including,  with respect to Strategic Partners Annuity
One 3 and Strategic Partners Plus 3 only, the amount of any associated credits).

An  automatic  step-up  feature  ("Highest  Quarterly  Auto  Step-Up")  is  included  as part of this  benefit.  As detailed in this paragraph,  the Highest  Quarterly  Auto Step-Up  feature can result in a larger Highest Daily Annual Income Amount if your contract value  increases  subsequent to your first  withdrawal.  We begin examining  contract  values for purposes of this feature  starting with the  contract  anniversary  immediately  after your  first  withdrawal  under the  benefit.  Specifically,  upon the first such contract  anniversary after your first withdrawal,  we identify the contract value on the business days  corresponding to the end of each quarter that (i) is based on your contract  year,  rather than a calendar year (ii) is subsequent to the first  withdrawal  and
(iii) falls within the  immediately  preceding  contract  year. If the end of any such quarter  falls on a holiday or a weekend,  we use the next  business  day. We multiply  each of those  quarterly  contract  values by 5%,  adjust  each such  quarterly  value for subsequent  withdrawals and purchase  payments,  and then select the highest of those values. If the highest of those values exceeds the existing  Highest Daily Annual Income Amount,  we replace the existing amount with the new, higher amount.  Otherwise,  we leave the existing  Highest  Daily Annual Income Amount  intact.  In later years (i.e.,  after the first  contract  anniversary  after the first  withdrawal),  we determine  whether an automatic step-up should occur on each contract  anniversary,  by performing a similar examination  of the  contract  values on the end of the four  immediately  preceding  quarters.  If, on the date that we implement a
Highest  Quarterly Auto Step-Up to your Highest Daily Annual Income  Amount,  the charge for Highest Daily Lifetime Five has changed for new  purchasers,  you may be subject to the new charge at the time of such step-up.  Prior to increasing your charge for Highest
Daily Lifetime Five upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature.

The Highest  Daily  Lifetime  Five program  does not affect your  ability to make  withdrawals  under your  contract,  or limit your ability to request  withdrawals  that exceed the Highest Daily Annual Income  Amount.  Under  Highest Daily  Lifetime  Five, if your cumulative  withdrawals  in a contract year are less than or equal to the Highest Daily Annual Income  Amount,  they will not reduce your Highest Daily Annual  Income  Amount in  subsequent  contract  years,  but any such  withdrawals  will reduce the Highest Daily
Annual Income Amount on a dollar-for-dollar basis in that contract year.

If,  cumulatively,  you  withdraw an amount less than the Highest  Daily  Annual  Income  Amount in any  contract  year,  you cannot carry-over the unused portion of the Highest Daily Annual Income Amount to subsequent contract years.

Examples of  dollar-for-dollar  and  proportional  reductions,  and the Highest  Quarterly  Step-Up are set forth below.  The values depicted  here are purely  hypothetical,  and do not reflect the charges for the Highest  Daily  Lifetime  Five Benefit or any other fees and charges.  Please assume the following for all three examples:

o        The contract is purchased on December 1, 2006
o        On May 2, 2007, the client elects Highest Daily Lifetime Five and takes the first withdrawal under the benefit on the same day.

Dollar-for-dollar reductions
On May 2, 2007,  the  Protected  Withdrawal  Value is $120,000,  resulting in a Highest  Daily Annual Income Amount of $6,000 (5% of
$120,000).  Assuming  $2,500 is withdrawn from the contract on this date, the remaining  Highest Daily Annual Income Amount for that contract  year (up to and  including  December  1,  2007) is  $3,500.  This is the result of a  dollar-for-dollar  reduction  of the
Highest Daily Annual Income Amount -- $6,000 less $2,500 = $3,500.

Proportional reductions
Continuing the previous  example,  assume an additional  withdrawal of $5,000 occurs on August 6, 2007 and the contract value at the time of this  withdrawal is $110,000.  The first $3,500 of this  withdrawal  reduces the Highest Daily Annual Income Amount for that contract year to $0. The remaining  withdrawal  amount  ($1,500)  reduces the Highest Daily Annual Income Amount in future  contract years on a  proportional  basis based on the ratio of the excess  withdrawal to the contract value  immediately  prior to the excess withdrawal.  (Note  that if  there  were  other  withdrawals  in that  contract  year,  each  withdrawal  would  result  in  another proportional reduction to the Highest Daily Annual Income Amount).

Here is the calculation:

Contract value before withdrawal                                           $110,000.00
Less amount of "non" excess withdrawal                                      -$3,500.00
Contract value immediately before excess withdrawal of $1,500              $106,500.00

Excess withdrawal amount,                                                    $1,500.00
divided by contract value immediately before excess withdrawal             $106,500.00
Ratio                                                                            1.41%

Highest Daily Annual Income Amount                                           $6,000.00
Less ratio of 1.41%                                                            -$84.51
Highest Daily Annual Income Amount for future contract years                 $5,915.49

Highest Quarterly Step

On each contract  anniversary  date, the Highest Daily Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last contract  anniversary in subsequent years),  adjusted for excess withdrawals and additional  purchase payments,  is greater than the Highest Daily Annual Income Amount,  also adjusted for excess  withdrawals  and  additional  purchase payments.

Continuing  the same example as above,  the Highest  Daily Annual  Income  Amount for this  contract  year is $6,000.  However,  the excess  withdrawal on August 6th reduces this amount to $5,915.49  for future years (see above).  For the next  contract  year,  the
Highest Daily Annual Income Amount will be stepped-up if 5% of the highest quarterly  contract value,  adjusted for withdrawals,  is greater than $5,915.49.  Here are the  calculations  for determining the quarterly  values.  Only the June 1 value is being adjusted for excess withdrawals, as the September 1 and December 1 valuation dates occur after the excess withdrawal on August 6.

                                                     Highest Quarterly
                                                    Value (adjusted with    Adjusted Annual Income
                                                       withdrawal and     Amount (5% of the Highest
           Date*                Account value            premium)**            Quarterly Value)
June 1, 2007                     $118,000.00            $118,000.00               $5,900.00
August 6, 2007                   $120,000.00            $112,885.55               $5,644.28
September 1, 2007                $112,000.00            $112,885.55                $5,644.28
December 1, 2007                 $119,000.00            $119,000.00               $5,950.00

*In this example, the contract anniversary date is December 1.  The quarterly valuation dates are every three months thereafter -
March 1, June 1, September 1, and December 1.  In this example, we do not use the March 1 date as the first withdrawal took place after March 1.  The contract anniversary date of December 1 is considered the fourth and final quarterly valuation date for the year.

**In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Highest Daily
Annual Income Amount of $5,900.00.  This amount is adjusted on August 6 to reflect the $5,000 withdrawal.  The calculations for the adjustments are:
|X|      The contract value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Highest
         Daily Annual Income Amount for the contract year), resulting in an adjusted contract value of $114,500 before the excess withdrawal.
|X|      This amount  ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the contract value immediately preceding the excess withdrawal) resulting in a Highest Quarterly
         Value of $112,885.55.

The adjusted Highest Daily Annual Income Amount is carried forward to the next quarterly anniversary date of September 1.  At this time, we compare this amount to 5% of the contract value on September 1.  Since the June 1 adjusted Highest Daily Annual Income
Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1.  The contract value on December 1 is $119,000 and 5% of this amount is $5,950.  Since this is higher than $5,644.28, the adjusted Highest Daily Annual Income Amount is reset to $5,950.00

In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00.  Since this amount is higher than the current year's Highest Daily Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Highest Daily Annual Income Amount for the next contract year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

BENEFITS UNDER HIGHEST DAILY LIFETIME FIVE

o        To the extent that your  contract  value was  reduced to zero as a result of  cumulative  withdrawals  that are equal to or less than the  Highest  Daily  Annual  Income  Amount and  amounts are still  payable  under the Highest  Daily Life Income
         Benefit,  we will make an additional  payment,  if any, for that contract year equal to the remaining  Highest Daily Annual
         Income Amount for the contract  year.  Thus, in that  scenario,  the remaining  Highest Daily Annual Income Amount would be payable even though your  contract  value was reduced to zero.  In  subsequent  contract  years we make payments that equal the Highest Daily Annual Income  Amount as described in this section.  We will make payments  until the death of the single designated  life. To the extent that cumulative  withdrawals in the current  contract year that reduced your contract value to zero are more than the Highest Daily Annual Income Amount,  the Highest Daily Lifetime Five Benefit  terminates,  and no additional payments will be made.

o        If annuity  payments are to begin under the terms of your contract,  or if you decide to begin receiving  annuity  payments and there is a Highest  Daily Annual Income Amount due in  subsequent  contract  years,  you can elect one of the following two options:

         (1) Apply your contract value to any annuity option available; or
         (2) Request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Highest
         Daily Annual Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when mandatory  annuity  payments are to begin, we will make annual annuity  payments in the form of a single life fixed annuity with ten payments  certain,  by applying the greater of the annuity rates then currently  available or the annuity rates guaranteed in your contract. The amount that will be applied to provide such annuity payments will be the greater of:

     (1) The present value of the future Highest Daily Annual Income Amount  payments.  Such present value will be calculated  using the greater of the single life fixed annuity rates then currently  available or the single life fixed annuity rates  guaranteed in your contract; and
     (2) The contract value.

o        If no withdrawal was ever taken,  we will determine the Protected  Withdrawal  Value and calculate the Highest Daily Annual
         Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS

o        Withdrawals  under the Highest Daily  Lifetime Five benefit are subject to all of the terms and conditions of the contract, including any CDSC.  We take withdrawals pro rata from your variable investment options and fixed investment options.
o        Withdrawals  made while the Highest  Daily  Lifetime Five program is in effect will be treated,  for tax  purposes,  in the same way as any other  withdrawals  under the contract.  The Highest Daily  Lifetime Five program does not directly  affect the  contract  value or  surrender  value,  but any  withdrawal  will  decrease  the  contract  value by the  amount of the withdrawal (plus any applicable CDSC). If you surrender your contract, you will receive the current surrender value.
o        You can make withdrawals  from your contract while your contract value is greater than zero without  purchasing the Highest
         Daily  Lifetime Five Benefit.  The Highest Daily  Lifetime Five Benefit  provides a guarantee  that if your contract  value declines due to market  performance,  you will be able to receive your Highest  Daily Annual  Income  Amount in the form of periodic benefit payments.
o        You must allocate your contract  value in accordance  with the then  available  investment  option(s) that we may permit in order to elect and maintain the Highest Daily Lifetime Five Benefit.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT

For Highest  Daily  Lifetime  Five,  there must be either a single  owner who is the same as the  annuitant,  or if the  contract is entity-owned, there must be a single natural person annuitant.  In either case, the annuitant must be at least 55 years old.

Any change of the annuitant  under the contract will result in cancellation  of Highest Daily Lifetime Five.  Similarly,  any change of owner  will  result  in  cancellation  of  Highest  Daily  Lifetime  Five,  except  if (a) the new  owner  has the same  taxpayer identification  number as the previous owner,  (b) both the new owner and previous owner are entities,  or (c) the previous owner is a natural person and the new owner is an entity.

Highest  Daily  Lifetime  Five can be elected at the time that you purchase  your  contract.  We also offer  existing  owners (i.e., those who have already  acquired their contract) the option to elect Highest Daily Lifetime Five,  subject to our eligibility  rules and restrictions.

Currently,  if you terminate the Highest Daily Lifetime Five Benefit,  you will (a) not be permitted to re-elect the benefit and (b)
will be allowed to elect the Spousal  Lifetime Five Benefit or the Lifetime Five Income  Benefit on any  anniversary of the contract date that is at least 90 calendar days from the date the Highest Daily  Lifetime Five Benefit was  terminated.  We reserve the right to further  limit the election  frequency in the future.  Before making any such change to the election  frequency,  we will provide prior notice to owners who have an effective Highest Daily Lifetime Five Benefit.

TERMINATION OF THE BENEFIT
You may  terminate the benefit at any time by notifying  us. If you  terminate  the benefit,  any guarantee  provided by the benefit will terminate as of the date the termination is effective,  and certain  restrictions on re-election will apply as described above.
We reserve the right to further limit the frequency  election in the future.  The benefit  terminates:  (i) upon your termination of the benefit, (ii) upon your surrender of the contract,  (iii) upon your election to begin receiving annuity payments;  (iv) upon the death of the  designated  life,  (v) if both the contract  value and Highest  Daily Annual  Income Amount equal zero, or (vi) if you fail to meet our requirements for issuing the benefit.

Upon  termination  of Highest Daily  Lifetime Five, we cease  deducting the charge for the benefit.  With regard to your  investment allocations,  upon  termination  we will:  (i) leave  intact  amounts  that are held in the variable  investment  options,  and (ii)
transfer all amounts held in the Benefit  Fixed Rate Account (as  described  below) to your variable  investment  options,  based on your existing  allocation  instructions or (in the absence of such existing  instructions)  pro rata (i.e. in the same proportion as the current balances in your variable investment options).

ASSET TRANSFER COMPONENT OF HIGHEST DAILY LIFETIME FIVE

As indicated  above, we limit the  sub-accounts  to which you may allocate  contract value if you elect Highest Daily Value Lifetime
Five.  For purposes of this  benefit,  we refer to those  permitted  sub-accounts  as the  "Permitted  Sub-accounts".  A list of the
Permitted  Sub-accounts  appears in the application form that you must submit to us in order to elect this benefit. As a requirement of participating in Highest Daily Lifetime Five, we require that you participate in our specialized  asset transfer  program,  under which we may transfer  contract  value  between the  Permitted  Sub-accounts  and a fixed  interest rate account that is part of our general  account (the "Benefit Fixed Rate  Account").  The Benefit Fixed Rate Account is available only with this benefit,  and thus you may not allocate purchase payments to that Account.

 Under the asset  transfer  component of Highest  Daily  Lifetime  Five,  we monitor your  contract  value daily and, if  necessary, systematically  transfer  amounts  between the  Permitted  Sub-accounts  you have chosen and the Benefit  Fixed Rate  Account.  Any transfer would be made in accordance  with a formula,  which is set forth in the schedule  supplement to the  endorsement  for this benefit (and also appears in the Appendices to this  prospectus).  Speaking  generally,  the formula,  which we apply each business day,  operates as follows.  The formula starts by  identifying  your Protected  Withdrawal  Value for that day and then  multiplies that figure by 5%, to produce a projected  (i.e.,  hypothetical)  Highest Daily Annual  Income  Amount.  Then,  using our actuarial tables,  we produce an estimate of the total amount of our  obligation,  based on the projected  Highest Daily Annual Income Amount each year for the rest of your life.  In the  formula,  we refer to that value as the "Target  Value" or "L".  If you have  already made a  withdrawal,  your  projected  Highest  Daily Annual  Income Amount (and thus your Target Value) would take into account any automatic  step-up  implemented  according to the step-up  formula  described  above.  Next, the formula  subtracts from the Target
 Value the amount held within the Benefit  Fixed Rate  Account on that day, and divides  that  difference  by the amount held within the Permitted  Sub-accounts.  That ratio, which essentially  isolates the amount of your Target Value that is not offset by amounts held  within  the  Benefit  Fixed Rate  Account,  is called  the  "Target  Ratio" or "r".  If the  Target  Ratio  exceeds a certain percentage,  it means  essentially  that too much Target Value is not offset by assets within the Benefit  Fixed Rate Account,  and therefore we will  transfer an amount from your  Permitted  Sub-accounts  to the Benefit  Fixed Rate  Account.  Conversely,  if the
 Target Ratio falls below a certain  percentage,  then a transfer from the Benefit Fixed Rate Account to the Permitted  Sub-accounts would occur.

 As you can glean from the  formula,  a downturn  in the  securities  markets  (i.e.,  a  reduction  in the amount  held  within the
 Permitted  Sub-accounts) may cause us to transfer some of your variable  contract value to the Benefit Fixed Rate Account,  because such a reduction will tend to increase the Target Ratio.  Moreover,  certain market return scenarios  involving "flat" returns over a period of time also could result in the transfer of money to the Benefit  Fixed Rate  Account.  In deciding how much to transfer, we use another formula,  which  essentially  seeks to re-balance  amounts held in the Permitted  Sub-accounts and the Benefit Fixed
 Rate  Account so that the Target  Ratio  meets a target  ratio,  which  currently  is equal to 80%.  Once you elect  Highest  Daily
 Lifetime  Five,  the ratios we use will be fixed.  For  contracts  issued in the future that elect  Highest  Daily  Lifetime  Five, however, we reserve the right to change the ratios.

While you are not notified when your contract reaches a reallocation  trigger, you will receive a confirmation  statement indicating the  transfer  of a portion of your  contract  value  either to or from the  Benefit  Fixed Rate  Account.  The formula by which the reallocation  triggers operate is designed  primarily to mitigate the financial risks that we incur in providing the guarantee under
Highest Daily Lifetime Five.

Depending on the results of the calculation relative to the reallocation triggers, we may:

o        Not make any transfer; or
o        If a portion of your contract value was previously  allocated to the Benefit Fixed Rate Account,  transfer all or a portion of those amounts to the Permitted  Sub-accounts,  based on your existing  allocation  instructions (e.g., asset allocation)
         or (in the absence of such  existing  instructions)  pro rata.  Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in,  first-out basis (an amount renewed into a new guarantee  period under the Benefit
         Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or
o        Transfer  all or a portion  of your  contract  value in the  Permitted  Sub-accounts  pro-rata  to the  Benefit  Fixed Rate
         Account.  The  interest  that you earn on such  transferred  amount  will be equal to the annual  rate that we have set for that day, and we will credit the daily  equivalent of that annual  interest  until the earlier of one year from the date of the  transfer  or the date that such  amount in the  Benefit  Fixed  Rate  Account  is  transferred  back to the  Permitted
         Sub-accounts.

If a significant  amount of your contract  value is  systematically  transferred to the Benefit Fixed Rate Account during periods of market declines or low interest rates,  less of your contract value may be available to participate in the investment  experience of the  Permitted  Sub-accounts  if there is a  subsequent  market  recovery.  Under the  reallocation  formula  that we employ,  it is possible that a significant portion of your contract value may be allocated to the Benefit Fixed Rate Account.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

If you purchase a contract as an investment vehicle for "qualified"  investments,  including an IRA, SEP-IRA,  Tax Sheltered Annuity
(or 403(b)) or employer  plan under Code  Section  401(a),  the minimum  distribution  rules under the Code  require  that you begin receiving  periodic  amounts from your contract  beginning after age 70 1/2. For a Tax Sheltered  Annuity or a 401(a) plan for which the  participant  is not a greater than 5 percent owner of the employer,  this required  beginning date can generally be deferred to retirement,  if later.  Roth IRAs are not subject to these rules during the owner's  lifetime.  The amount  required  under the Code may exceed the Highest  Daily Annual  Income  Amount,  which will cause us to increase the Highest Daily Annual Income Amount in any contract year that required  minimum  distributions  due from your contract are greater than such amounts.  In addition,  the amount and  duration  of payments  under the  annuity  payment and death  benefit  provisions  may be adjusted so that the  payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

SECTION 8 (subsection entitled "Insurance and Administrative Charges")

We replace the first two sentences of the first  paragraph  concerning the charges for Lifetime Five and Spousal  Lifetime Five with the  following:  "We impose an additional  charge of 0.60%  annually if you choose the Lifetime  Five Income  Benefit or the Highest
Daily Lifetime Five Benefit, and an additional charge of 0.75% annually if you choose the Spousal Lifetime Five Income Benefit."

APPENDIX B:  Selecting The Variable Annuity That's Right For You

In the product  comparison  chart, we revise the line item (and  accompanying  footnote)  concerning Living Benefits to reflect that
Highest Daily  Lifetime Five is available  under  Strategic  Partners  FlexElite 2, Strategic  Partners  Annuity One 3 and Strategic
Partners Plus 3.

We add the following as Appendix C:

Appendix C

Asset Transfer Formula Under Highest Daily Lifetime Five Benefit

We set out below the current formula under which we may transfer amounts between the variable investment options and the Benefit
Fixed Rate Account.  As discussed in Section 5, we reserve the right to modify this formula with respect to those who elect
Highest Daily Lifetime Five in the future.  However, upon your election of Highest Daily Lifetime Five, we will not alter the asset transfer formula that applies to your contract.

Terms and Definitions referenced in the calculation formula:
o        Cu - the upper target is established on the effective date of the Highest Daily Lifetime Five benefit (the "Effective
       Date") and is not changed for the life of the guarantee.  Currently, it is 83%.
o        Ct - the target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is
       80%.
o        Cl - the lower target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 77%.
o        L - the target value as of the current business day.
o        r - the target ratio.
o        a - the factors used in calculating the target value.  These factors are established on the Effective Date and are not changed for the life of the guarantee.  The factors that we use currently are derived from the a2000 Individual Annuity
       Mortality Table with an assumed interest rate of  3%.  Each number in the table "a" factors (which appears below) represents a factor, which when multiplied by the Highest Daily Annual Income Amount, projects our total liability for the purpose of asset transfers under the guarantee.
o        Q - age based factors used in calculating the target value.  These factors are established on the Effective Date and are
       not changed for the life of the guarantee   The factor is currently set equal to 1.
o        V - the total value of all Permitted Sub-accounts in the annuity.
o        F - the total value of all Benefit Fixed Rate Account allocations.
o        I -  the Income Value prior to the first withdrawal.  The Income Value is equal to what the Highest Daily Annual Income
       Amount would be if the first withdrawal were taken on the date of calculation.  After the first withdrawal the Income Value equals the greater of the Highest Daily Annual Income Amount, the quarterly step-up amount times the Annual Income
       Percentage, and the contract value  times the Annual Income Percentage.
o        T - the amount of a transfer into or out of the Benefit Fixed Rate Account.
o        I% - Annual Income Amount percentage.  This factor is established on the Effective Date and is not changed for the life of the guarantee.  Currently, this percentage is equal to 5%.

Target Value Calculation:
On each business day, a target value (L) is calculated, according to the following formula.  If the variable contract value  (V)
is equal to zero, no calculation is necessary.

                  L = I * Q * a

Transfer Calculation:
The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

         Target Ratio r = (L - F) / V.
o        If r > Cu, assets in the Permitted Sub-accounts are transferred to Benefit Fixed Rate Account.
o        If r < Cl, and there are currently assets in the Benefit Fixed Rate Account (F > 0), assets in the Benefit Fixed Rate
         Account are transferred to the Permitted Sub-accounts.

The following formula, which is set on the Effective Date  and is not changed for the life of the guarantee, determines the transfer amount:
     T ={Min(V, [L - F - V *  Ct] / (1-Ct))}                  T>0, Money moving from the Permitted Sub-accounts to the Benefit
                                                              Fixed Rate Account
     T ={Min(F, [L - F - V *  Ct] / (1-Ct))}                  T<0, Money moving from the Benefit Fixed Rate Account to the
                                                              Permitted Sub-accounts]

Example:
Male age 65 contributes $100,000 into the Permitted Sub accounts and the value drops to $92,300 during year one, end of day one.
A table of values for "a" appears below.

Target Value Calculation:

L        = I * Q * a

         = 5000.67 * 1 * 15.34

         = 76,710.28

Target Ratio:

r         = (L - F) / V
         = (76,710.28 - 0) / 92,300.00

         = 83.11%

Since  r > Cu  ( because 83.11% > 83%) a transfer into the Benefit Fixed rate Account occurs.

T        = { Min ( V, [ L - F - V * Ct] / ( 1 - Ct))}

         = { Min ( 92,300.00, [ 76,710.28 - 0 - 92,300.00 * 0.80] / ( 1 - 0.80))}

         = { Min ( 92,300.00, 14,351.40 )}

         = 14,351.40

                                            Age 65 "a" Factors for Liability Calculations
                                           (in Years and Months since Benefit Effective Date)*

            Months
Years            1        2       3        4        5        6       7        8        9       10      11       12
        1    15.34    15.31   15.27    15.23    15.20    15.16   15.13    15.09    15.05    15.02   14.98    14.95
        2    14.91    14.87   14.84    14.80    14.76    14.73   14.69    14.66    14.62    14.58   14.55    14.51
        3    14.47    14.44   14.40    14.36    14.33    14.29   14.26    14.22    14.18    14.15   14.11    14.07
        4    14.04    14.00   13.96    13.93    13.89    13.85   13.82    13.78    13.74    13.71   13.67    13.63
        5    13.60    13.56   13.52    13.48    13.45    13.41   13.37    13.34    13.30    13.26   13.23    13.19
        6    13.15    13.12   13.08    13.04    13.00    12.97   12.93    12.89    12.86    12.82   12.78    12.75
        7    12.71    12.67   12.63    12.60    12.56    12.52   12.49    12.45    12.41    12.38   12.34    12.30
        8    12.26    12.23   12.19    12.15    12.12    12.08   12.04    12.01    11.97    11.93   11.90    11.86
        9    11.82    11.78   11.75    11.71    11.67    11.64   11.60    11.56    11.53    11.49   11.45    11.42
       10    11.38    11.34   11.31    11.27    11.23    11.20   11.16    11.12    11.09    11.05   11.01    10.98
       11    10.94    10.90   10.87    10.83    10.79    10.76   10.72    10.69    10.65    10.61   10.58    10.54
       12    10.50    10.47   10.43    10.40    10.36    10.32   10.29    10.25    10.21    10.18   10.14    10.11
       13    10.07    10.04   10.00     9.96     9.93     9.89    9.86     9.82     9.79     9.75    9.71     9.68
       14     9.64     9.61    9.57     9.54     9.50     9.47    9.43     9.40     9.36     9.33    9.29     9.26
       15     9.22     9.19    9.15     9.12     9.08     9.05    9.02     8.98     8.95     8.91    8.88     8.84
       16     8.81     8.77    8.74     8.71     8.67     8.64    8.60     8.57     8.54     8.50    8.47     8.44
       17     8.40     8.37    8.34     8.30     8.27     8.24    8.20     8.17     8.14     8.10    8.07     8.04
       18     8.00     7.97    7.94     7.91     7.88     7.84    7.81     7.78     7.75     7.71    7.68     7.65
       19     7.62     7.59    7.55     7.52     7.49     7.46    7.43     7.40     7.37     7.33    7.30     7.27
       20     7.24     7.21    7.18     7.15     7.12     7.09    7.06     7.03     7.00     6.97    6.94     6.91
       21     6.88     6.85    6.82     6.79     6.76     6.73    6.70     6.67     6.64     6.61    6.58     6.55
       22     6.52     6.50    6.47     6.44     6.41     6.38    6.36     6.33     6.30     6.27    6.24     6.22
       23     6.19     6.16    6.13     6.11     6.08     6.05    6.03     6.00     5.97     5.94    5.92     5.89
       24     5.86     5.84    5.81     5.79     5.76     5.74    5.71     5.69     5.66     5.63    5.61     5.58
       25     5.56     5.53    5.51     5.48     5.46     5.44    5.41     5.39     5.36     5.34    5.32     5.29
       26     5.27     5.24    5.22     5.20     5.18     5.15    5.13     5.11     5.08     5.06    5.04     5.01
       27     4.99     4.97    4.95     4.93     4.91     4.88    4.86     4.84     4.82     4.80    4.78     4.75
       28     4.73     4.71    4.69     4.67     4.65     4.63    4.61     4.59     4.57     4.55    4.53     4.51
       29     4.49     4.47    4.45     4.43     4.41     4.39    4.37     4.35     4.33     4.32    4.30     4.28
       30     4.26     4.24    4.22     4.20     4.18     4.17    4.15     4.13     4.11     4.09    4.07     4.06
       31     4.04     4.02    4.00     3.98     3.97     3.95    3.93     3.91     3.90     3.88    3.86     3.84
       32     3.83     3.81    3.79     3.78     3.76     3.74    3.72     3.71     3.69     3.67    3.66     3.64
       33     3.62     3.61    3.59     3.57     3.55     3.54    3.52     3.50     3.49     3.47    3.45     3.44
       34     3.42     3.40    3.39     3.37     3.35     3.34    3.32     3.30     3.29     3.27    3.25     3.24
       35     3.22     3.20    3.18     3.17     3.15     3.13    3.12     3.10     3.08     3.07    3.05     3.03
       36     3.02     3.00    2.98     2.96     2.95     2.93    2.91     2.90     2.88     2.86    2.85     2.83
       37     2.81     2.79    2.78     2.76     2.74     2.73    2.71     2.69     2.68     2.66    2.64     2.62
       38     2.61     2.59    2.57     2.56     2.54     2.52    2.51     2.49     2.47     2.45    2.44     2.42
       39     2.40     2.39    2.37     2.35     2.34     2.32    2.30     2.29     2.27     2.25    2.24     2.22
       40     2.20     2.19    2.17     2.15     2.14     2.12    2.11     2.09     2.07     2.06    2.04     2.02
       41     2.01     1.84    1.67     1.51     1.34     1.17    1.00     0.84     0.67     0.50    0.33     0.17
         * The values set forth in this table are applied to all ages.

      This  prospectus  supplement  is  intended  to amend the  prospectus  for the  annuity  you own,  and is not  intended to be a prospectus or offer for any annuity listed here that you do not own.

                                                    Pruco Life Insurance Company

                                                   Strategic Partners Annuity One

                                                      Strategic Partners Plus

                                                     Strategic Partners Advisor

                                                    Strategic Partners FlexElite

                                                     Strategic Partners Select

                                                Supplement, dated November 20, 2006
                                                                 To
                                                  Prospectuses, dated May 1, 2006

     For each of the above-referenced prospectuses, this supplement reflects certain changes to the underlying mutual funds.

In Section 2 of each prospectus, we make the following change to the chart setting forth a brief description of each variable investment option, to reflect a subadviser name change:

o        SP Small Cap Value  Portfolio,  AST Small Cap Value  Portfolio,  and  Prudential  Series  Fund Equity  Portfolio.  Salomon
         Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In section 2 of each prospectus, we revise the investment objectives/policies section, and portfolio adviser/sub-adviser section for two Portfolios to read as follows.  These new descriptions reflect the addition of sub-advisers as well as revisions to non-fundamental investment policies:

o        SP LSV International Value Portfolio:

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Value Portfolio (formerly SP LSV International Value Portfolio):  seeks         LSV Asset Management,
                    capital growth.  The Portfolio normally invests at least 80% of the Portfolio's investable       Thornburg Investment
                    assets (net assets plus borrowings made for investment purposes) in the equity securities of     Management, Inc.
      Equity        companies in developed countries outside the United States that are represented in the MSCI
                    EAFE Index.

------------------- ------------------------------------------------------------------------------------------------ -----------------------

o
     SP William Blair International Growth Portfolio
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Growth Portfolio (formerly, SP William Blair International Growth               Marsico Capital
                    Portfolio):  seeks long-term capital appreciation.  The Portfolio invests primarily in           Management LLC,
                    equity-related securities of foreign issuers. The Portfolio invests primarily in the common      William Blair &
                    stock of large and medium-sized foreign companies, although it may also invest in companies of   Company, LLC
                    all sizes. Under normal circumstances, the Portfolio invests at least 65% of its total assets
      Equity        in common stock of foreign companies operating or based in at least five different countries, which may include countries with emerging markets. The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth potential.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

      This  prospectus  supplement  is  intended  to amend the  prospectus  for the  annuity  you own,  and is not  intended to be a prospectus or offer for any annuity listed here that you do not own.

                                             Supplement to Prospectus Dated May 1, 2006
                                                 Supplement dated November 20, 2006

Supplement  dated  November 20, 2006 to the May 1, 2006  Prospectus  for Pruco Life Insurance  Company's  Prudential  Premier Series
Annuity

This  Supplement  should be read and retained with the current  Prospectus  for your annuity.  If you would like another copy of the current Prospectus, please contact us at 1-888-PRU-2888.

We are issuing this  supplement to describe in the  prospectus  for the  Prudential  Premier  Series Annuity of Pruco Life Insurance
Company  ("Pruco Life") a new living benefit  called  Highest Daily Lifetime Five. We also reflect  certain  changes with respect to the underlying mutual funds.  These changes will be effective on or about November 20, 2006, unless specifically stated otherwise.

1.       CHANGE WITH RESPECT TO CERTAIN PORTFOLIOS OF AMERICAN SKANDIA TRUST

In the Investment Options section of the prospectus, we make the following changes to the chart setting forth a brief description of each variable investment option, to reflect the following subadviser name change with respect to one of the variable investment options:

o        AST Small Cap Value Portfolio.  Salomon Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In the Investment Options section of the prospectus, we revise the investment objectives/policies section, and portfolio advisor/sub-advisor section for two Portfolios to read as follows.  These new descriptions reflect the addition of sub-advisors as well as revisions to non-fundamental investment policies:

     AST LSV International Value Portfolio.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    AST International Value Portfolio (formerly AST LSV International Value Portfolio):  seeks       LSV Asset Management,
                    capital growth.  The Portfolio normally invests at least 80% of the Portfolio's investable       Thornburg Investment
                    assets (net assets plus borrowings made for investment purposes) in the equity securities of     Management, Inc.
      Equity        companies in developed countries outside the United States that are represented in the MSCI
                    EAFE Index.

------------------- ------------------------------------------------------------------------------------------------ -----------------------

     AST William Blair International Growth Portfolio.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    AST International Growth Portfolio (formerly,AST William Blair International Growth              Marsico Capital
                    Portfolio):  seeks long-term capital appreciation.  The Portfolio invests primarily in           Management LLC,
                    equity-related securities of foreign issuers. The Portfolio invests primarily in the common      William Blair &
                    stock of large and medium-sized foreign companies, although it may also invest in companies of   Company, LLC
                    all sizes. Under normal circumstances, the Portfolio invests at least 65% of its total assets
      Equity        in common stock of foreign companies operating or based in at least five different countries, which may include countries with emerging markets. The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth potential.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

2.       NEW INSURANCE FEATURE

     We are adding the Highest Daily Lifetime FiveSM Income Benefit ("Highest Daily Lifetime Five"), that guarantees until the death of a single designated life the ability to withdraw an annual amount equal to a percentage of an initial principal value regardless of the impact of market performance on the Account Value.  As a result, the following revisions are made to the
     Prospectus:

A.       We revise the Table of Contents as follows:

o        As a new entry  within the line item  entitled  "Living  Benefit  Programs",  immediately  after the line item for  Spousal
                  Lifetime Five, we add a line item entitled  "Highest  Daily  Lifetime Five Income Benefit  (Highest Daily Lifetime
                  Five)".

o        As a new entry at the end of the Table of Contents, we add a reference to Appendix C, entitled "Asset Transfer Formula
                  Under Highest Daily Lifetime Five Benefit."

B.       We revise the Glossary of Terms section as follows:

o        We add a definition  for "Benefit  Fixed Rate Account",  that reads as follows:  "An  investment  option offered as part of this Annuity that is used only if you have elected the optional  Highest Daily  Lifetime Five  Benefit.  Amounts  allocated to the Benefit  Fixed Rate  Account  earn a fixed rate of interest,  and are held within our general  account.  You may not allocate  purchase  payments to the Benefit Fixed Rate Account.  Rather,  Account Value is transferred to the Benefit Fixed
         Rate Account only under the asset transfer feature of the Highest Daily Lifetime Five Benefit."
o        We add a definition for "Highest Daily Lifetime Five Benefit" that reads as follows: "An optional feature available for an additional charge that guarantees your ability to withdraw amounts equal to a percentage of a principal value called the Protected Withdrawal Value.  Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value."

     C.  The following information has been added to "YOUR OPTIONAL BENEFIT FEES AND CHARGES" table in the "Summary of Contract
         Fees and Charges" section of the Prospectus:

     --------------------------------------------------- -------------- -------------- -------------- -------------- --------------
                                                           OPTIONAL     TOTAL ANNUAL   TOTAL ANNUAL   TOTAL ANNUAL      Maximum
                                                         BENEFIT FEE/      CHARGE         CHARGE         CHARGE       charge for
                                                            CHARGE           for            for            for          each of
                                                                          B Series*      L Series*      X Series*      Lifetime
                                                                                                                         Five,
                                                                                                                        Spousal
                                                                                                                       Lifetime
                                                                                                                       Five, and
                                                                                                                        Highest
                                                                                                                         Daily
                                                                                                                     Lifetime Five
     --------------------------------------------------- -------------- -------------- -------------- -------------- --------------
     ------------------------------------------------------------------------------------------------------------------------------
     HIGHEST DAILY LIFETIME FIVE INCOME BENEFIT
     ------------------------------------------------------------------------------------------------------------------------------
     --------------------------------------------------- -------------- -------------- -------------- -------------- --------------
                                                         0.60% of           1.75%          2.10%          2.15%          2.00%
                                                         average
                                                         daily net
                                                         assets of
                                                         the
                                                         Sub-accounts
     --------------------------------------------------- -------------- -------------- -------------- -------------- --------------
     * The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the
     Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.  In certain state filings, we have stated that we reserve the right to increase the charge for
     Lifetime Five, Spousal Lifetime Five, and Highest Daily Lifetime Five to a maximum of 2 percent.  However, we have no present intention of increasing the charges for those benefits to that maximum level.

     D. The Highest Daily  Lifetime  Five program is not available if you elect any other  optional  living  benefit,  therefore all references in the Prospectus that reflect the availability of the optional living benefits are revised accordingly.

     E. The following  description of the new optional living benefit is added as the last section under "Living  Benefit  Programs"
     in the Prospectus:

HIGHEST DAILY LIFETIME FIVE INCOME BENEFIT
(HIGHEST DAILY LIFETIME FIVE)
------------------------------------------------------------------------------------------------------------------------------------
The Highest Daily Lifetime Five program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved.  Highest Daily Lifetime Five is offered as an alternative to Lifetime Five and Spousal Lifetime Five.  Currently, if you elect Highest Daily Lifetime Five and subsequently terminate the benefit, you will not be able to re-elect Highest Daily Lifetime Five, and will have a waiting period until you can elect Spousal Lifetime Five or Lifetime Five. Specifically, you will be permitted to elect Lifetime Five or Spousal
Lifetime Five only on an anniversary of the Issue Date that is at least 90 calendar days from the date that Highest Daily Lifetime
Five was terminated.  We reserve the right to further limit the election frequency in the future.   The income benefit under
Highest Daily Lifetime Five currently is based on a single "designated life" who is at least 55 years old on the date that the benefit is acquired.  The Highest Daily Lifetime Five Benefit is not available if you elect any other optional living benefit, although you may elect an optional death benefit (other than the Highest Daily Value Death Benefit).  As long as your Highest
Daily Lifetime Five Benefit is in effect, you must allocate your Account Value in accordance with the then-permitted and available investment option(s) with this program.  If you elect Highest Daily Lifetime Five, you must participate in our asset transfer program, which is governed by a formula that is set forth in Appendix C.
------------------------------------------------------------------------------------------------------------------------------------

We offer a benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the
"Highest Daily Life Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value")
regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program -- the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of
the benefit.   We discuss Highest Daily Lifetime Five in greater detail immediately below.  In addition, please see the Glossary section of this prospectus for definitions of some of the key terms used with this benefit.  As discussed below, we require that you participate in our asset transfer program in order to participate in Highest Daily Lifetime Five, and in the Appendices to
this prospectus, we set forth the formula under which we make those asset transfers.

As discussed below, a key component of Highest Daily Lifetime Five is the Protected Withdrawal Value, which is an amount that is distinct from Account Value.  Protected Withdrawal Value is used to determine the Highest Daily Annual Income Amount - - which is amount that you can take out annually as a withdrawal for your entire life.  Because each of the Protected Withdrawal Value and
Highest Daily Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the
Account Value to fall to zero, even though the Highest Daily Annual Income Amount remains.  You are guaranteed to be able to withdraw the Highest Daily Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals."
Excess withdrawals, as discussed below, will reduce your Highest Daily Annual Income Amount.  Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Highest Daily Annual Income Amount also was reduced to zero.  In that scenario, no further amount would be payable under Highest Daily Lifetime Five.

KEY FEATURE-- Protected Withdrawal Value
The Protected Withdrawal Value is used to determine the amount of the annual payments under the Highest Daily Life Income Benefit.
The Protected Withdrawal Value initially is equal to the Account Value on the date that you elect Highest Daily Lifetime Five.  On each business day thereafter, until the earlier of the first withdrawal or ten years after the date of your election of the benefit, we recalculate the Protected Withdrawal Value.  Specifically, on each such business day (the "Current Valuation Day"), the Protected Withdrawal Value is equal to the greater of:

o         the Protected Withdrawal Value for the immediately preceding business day (the "Prior Valuation Day"), appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current
                Valuation Day (i.e., one day for successive business days, but more than one calendar day for business days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated credit with respect to the X Series) made on the Current Valuation Day; and
o        the Account Value.

We cease these daily calculations of the Protected Withdrawal Value when you make your first withdrawal.  However, as discussed below, subsequent Purchase Payments (and any associated credits for the X Series only) will increase the amount we guarantee to pay annually under the Highest Daily Life Income Benefit (the "Highest Daily Annual Income Amount"), while "excess" withdrawals
(as described below) may decrease the Highest Daily Annual Income Amount.

KEY FEATURE-- Highest Daily Annual Income Amount under the Highest Daily Lifetime Five Benefit
The initial Highest Daily Annual Income Amount is equal to 5% of the Protected Withdrawal Value. Under the Highest Daily Lifetime
Five benefit, if your cumulative withdrawals in an Annuity Year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the
Highest Daily Annual Income Amount on a dollar-for-dollar basis in that Annuity Year.  If your cumulative withdrawals are in excess of the Highest Daily Annual Income Amount ("Excess Income"), your Highest Daily Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the
Account Value immediately prior to such withdrawal (see examples of this calculation below).  Reductions include the actual amount of the withdrawal, including any CDSC that may apply.  A Purchase Payment that you make will increase the then-existing Highest
Daily Annual Income Amount by an amount equal to 5% of the Purchase Payment (including, with respect to the X Series, the amount of any associated Credits).

An automatic step-up feature ("Highest Quarterly Auto Step-Up") is included as part of this benefit.  As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Highest Daily Annual Income Amount if your Account
Value increases subsequent to your first withdrawal.  We begin examining the Account Value for purposes of this feature starting with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first withdrawal under the benefit.  Specifically, upon the first such Annuity Anniversary after your first withdrawal, we identify the Account Value on the business days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year;
(ii) is subsequent to the first withdrawal; and  (iii) falls within the immediately preceding Annuity Year.  If the end of any such quarter falls on a holiday or a weekend, we use the next business day.  We multiply each of those quarterly Account Values by
5%, adjust each such quarterly value for subsequent withdrawals and purchase payments, and then select the highest of those values.  If the highest of those values exceeds the existing Highest Daily Annual Income Amount, we replace the existing amount with the new, higher amount.  Otherwise, we leave the existing Highest Daily Annual Income Amount intact.  In later years (i.e., after the first Annuity anniversary after the first withdrawal), we determine whether an automatic step-up should occur on each
Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters.  If, on the date that we implement a Highest Quarterly Auto Step-Up to your Highest Daily Annual Income Amount, the charge for Highest Daily Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up.  Prior to increasing your charge for Highest Daily Lifetime Five upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature.

The Highest Daily Lifetime Five program does not affect your ability to make withdrawals under your annuity, or limit your ability to request withdrawals that exceed the Highest Daily Annual Income Amount.  Under Highest Daily Lifetime Five, if your cumulative withdrawals in an Annuity Year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest
Daily Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Highest Daily Annual Income
Amount on a dollar-for-dollar basis in that Annuity Year.

If, cumulatively, you withdraw an amount less than the Highest Daily Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Highest Daily Annual Income Amount to subsequent Annuity Years.

Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Step-Up are set forth below.  The values depicted here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Five benefit or any other fees and charges.  Assume the following for all three examples:

|X|      The Issue Date is December 1, 2006
|X|      On May 2, 2007, the client elects Highest Daily Lifetime Five and takes the first withdrawal under the benefit on the same day.

Dollar-for-dollar reductions
On May 2, 2007, the Protected Withdrawal Value is $120,000, resulting in a Highest Daily Annual Income Amount of $6,000 (5% of
$120,000).  Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Highest Daily Annual Income Amount for that
Annuity Year (up to and including December 1, 2007) is $3,500.  This is the result of a dollar-for-dollar reduction of the Highest
Daily Annual Income Amount -- $6,000 less $2,500 = $3,500.

Proportional reductions
Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2007 and the Account Value at the time of this withdrawal is $110,000.  The first $3,500 of this withdrawal reduces the Highest Daily Annual Income Amount for that
Annuity Year to $0.  The remaining withdrawal amount -- $1,500 - reduces the Highest Daily Annual Income Amount in future Annuity
Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each withdrawal would result in another proportional reduction to the Highest Daily Annual income Amount).

Here is the calculation:

Account Value before withdrawal                                            $110,000.00
Less amount of "non" excess withdrawal                                      -$3,500.00
Account Value immediately before excess withdrawal of $1,500               $106,500.00

Excess withdrawal amount                                                     $1,500.00
Divided by Account Value immediately before excess withdrawal              $106,500.00
Ratio                                                                            1.41%

Annual Income Amount                                                         $6,000.00
Less ratio of 1.41%                                                            -$84.51
Annual Income Amount for future Annuity Years                                $5,915.49

Highest Quarterly Step-Up

On each Annuity Anniversary date, the Highest Daily Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for excess withdrawals and additional Purchase
Payments, is higher than the Highest Daily Annual Income Amount, also adjusted for excess withdrawals and additional Purchase
Payments.

Continuing the same example as above, the Highest Daily Annual Income Amount for this Annuity Year is $6,000.  However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above).  For the next Annuity Year, the Highest
Daily Annual Income Amount will be stepped-up if 5% of the highest quarterly Account Value, adjusted for withdrawals, is higher than $5,915.49.  Here are the calculations for determining the quarterly values.  Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on August 6.

                                                     Highest Quarterly
                                                    Value (adjusted with    Adjusted Highest Daily
                                                       withdrawal and    Annual Income Amount (5% of
           Date*                Account value       Purchase Payments)** the Highest Quarterly Value)
June 1, 2007                     $118,000.00            $118,000.00               $5,900.00
August 6, 2007                   $120,000.00            $112,885.55               $5,644.28
September 1, 2007                $112,000.00            $112,885.55                $5,644.28
December 1, 2007                 $119,000.00            $119,000.00               $5,950.00

*In this example, the Annuity Anniversary date is December 1.  The quarterly valuation dates are every three months thereafter -
March 1, June 1, September 1, and December 1.  In this example, we do not use the March 1 date as the first withdrawal took place after March 1.  The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year.

**In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Highest Daily
Annual Income Amount of $5,900.00.  This amount is adjusted on August 6 to reflect the $5,000 withdrawal.  The calculations for the adjustments are:
|X|      The Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Highest
         Daily Annual Income Amount for the Annuity Year), resulting in an adjusted Account Value of $114,500 before the excess withdrawal.
|X|      This amount  ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly
         Value of $112,885.55.
The adjusted  Highest Daily Annual Income Amount is carried forward to the next quarterly  anniversary  date of September 1. At this time,  we compare  this amount to 5% of the Account  Value on  September 1. Since the June 1 adjusted  Highest  Daily Annual  Income
Amount of  $5,644.28  is higher than  $5,600.00  (5% of  $112,000),  we continue  to carry  $5,644.28  forward to the next and final quarterly  anniversary  date of  December 1. The Account  Value on  December 1 is  $119,000  and 5% of this amount is $5,950.  Since this is higher than $5,644.28, the adjusted Highest Daily Annual Income Amount is reset to $5,950.00

In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00.  Since this amount is higher than the current year's Highest Daily Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Highest Daily Annual Income Amount for the next Annuity Year, starting on December 2, 2007 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

BENEFITS UNDER THE HIGHEST DAILY LIFETIME FIVE PROGRAM
o        To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Highest Daily Annual Income Amount and amounts are still payable under the Highest Daily Life Income Benefit, we will make an additional payment, if any, for that Annuity Year equal to the remaining Highest Daily Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Highest Daily Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Highest Daily
         Annual Income Amount as described in this section. We will make payments until the death of the single designated life.
         To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Highest Daily Annual Income Amount, the Highest Daily Lifetime Five benefit terminates, and no additional payments will be made.

o        If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Highest Daily Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

            (1) apply your Account Value to any Annuity option available; or
            (2) request that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Highest
            Daily Annual Income Amount. We will make payments until the death of the single designated life.

We must receive your request in a form acceptable to us at our office.

In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:

            (1) the present value of the future Highest Daily Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
            (2) the Account Value.

o        If no withdrawal was ever taken, we will determine the Protected Withdrawal Value and calculate the Highest Daily Annual
         Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

Other Important Considerations
o        Withdrawals under the Highest Daily Lifetime Five benefit are subject to all of the terms and conditions of the Annuity, including any CDSC.
o        Withdrawals made while the Highest Daily Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. The Highest Daily Lifetime Five program does not directly affect the
         Account Value or surrender value, but any withdrawal will decrease the Account Value by the amount of the withdrawal
         (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.
o        You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Highest
         Daily Lifetime Five benefit.  The Highest Daily Lifetime Five benefit provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Highest Daily Annual Income Amount in the form of periodic benefit payments.
o        You must allocate your Account Value in accordance with the then available investment option(s) that we may permit in order to elect and maintain the Highest Daily Lifetime Five benefit.

Election of and Designations under the Program
For Highest Daily Lifetime Five, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity-owned, there must be a single natural person Annuitant.  In either case, the Annuitant must be at least 55 years old.

Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Five.  Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime Five, except if (a) the new Owner has the same taxpayer identification number as the previous owner (b) both the new Owner and previous Owner are entities or (c) the previous Owner is a natural person and the new Owner is an entity.

Highest Daily Lifetime Five can be elected at the time that you purchase your Annuity.  We also offer existing owners (i.e., those who have already acquired their Annuity) the option to elect Highest Daily Lifetime Five after the Issue Date, subject to our eligibility rules and restrictions.

Currently, if you terminate the Highest Daily Lifetime Five benefit, you will (a) not be permitted to re-elect the benefit and (b)
will be allowed to elect the Spousal Lifetime Five Benefit or the Lifetime Five Income Benefit on any anniversary of the Issue
Date that is at least 90 calendar days from the date the Highest Daily Lifetime Five Benefit was terminated.  We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective Highest Daily Lifetime Five benefit.

Termination of the Program
You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above.
We reserve the right to further limit the frequency election in the future. The benefit terminates: (i) upon your termination of the benefit (ii) upon your surrender of the Annuity (iii) upon your election to begin receiving annuity payments (iv) upon the death of the designated life (v) if both the Account Value and Highest Daily Annual Income Amount equal zero or (vi) if you fail to meet our requirements for issuing the benefit.

Upon termination of Highest Daily Lifetime Five, we cease deducting the charge for the benefit.  With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii)
transfer all amounts held in the Benefit Fixed Rate Account (as described below) to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options).

Asset Transfer Component of Highest Daily Lifetime Five

As indicated above, we limit the sub-accounts to which you may allocate Account Value if you elect Highest Daily Value Lifetime
Five.  For purposes of this benefit, we refer to those permitted sub-accounts as the "Permitted Sub-accounts".  A list of the
Permitted Sub-accounts appears in the application form that you must submit to us in order to elect this benefit. As a requirement of participating in Highest Daily Lifetime Five, we require that you participate in our specialized asset transfer program, under which we may transfer Account Value between the Permitted Sub-accounts and a fixed interest rate account that is part of our general account (the "Benefit Fixed Rate Account").  We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below.  The Benefit Fixed Rate Account is available only with this benefit, and thus you may not allocate purchase payments to that Account.

 Under the asset transfer component of Highest Daily Lifetime Five, we monitor your Account Value daily and, if necessary, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the Benefit Fixed Rate Account.  Any transfer would be made in accordance with a formula, which is set forth in the schedule supplement to the endorsement for this benefit (and also appears in the Appendices to this prospectus).  Speaking generally, the formula, which we apply each business day, operates as follows.  The formula starts by identifying your Protected Withdrawal Value for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) Highest Daily Annual Income Amount.  Then, using our actuarial tables, we produce an estimate of the total amount of our obligation, based on the projected Highest Daily Annual Income Amount each year for the rest of your life.  In the formula, we refer to that value as the "Target Value" or "L".  If you have already made a withdrawal, your projected Highest Daily Annual Income Amount (and thus your Target Value) would take into account any automatic step-up implemented according to the step-up formula described above.  Next, the formula subtracts from the Target
 Value the amount held within the Benefit Fixed Rate Account on that day, and divides that difference by the amount held within the Permitted Sub-accounts.  That ratio, which essentially isolates the amount of your Liability Value that is not offset by amounts held within the Benefit Fixed Rate Account, is called the "Target Ratio".  If the Target Ratio exceeds a certain percentage, it means essentially that too much Target Value is not offset by assets within the Benefit Fixed Rate Account, and therefore we will transfer an amount from your Permitted Sub-accounts to the Benefit Fixed Rate Account.  Conversely, if the
 Target Ratio falls below a certain percentage, then a transfer from the Benefit Fixed Rate Account to the Permitted Sub-accounts would occur.

As you can glean from the formula, a downturn in the securities markets (i.e., a reduction in the amount held within the Permitted
Sub-accounts) may cause us to transfer some of your variable Account Value to the Benefit Fixed Rate Account, because such a reduction will tend to increase the Target Ratio.  Moreover, certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the Benefit Fixed Rate Account.  In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the Benefit Fixed Rate
Account so that the Target Ratio meets a target ratio, which currently is equal to 80%.  Once you elect Highest Daily Lifetime
Five, the ratios we use will be fixed.  For contracts issued in the future that elect Highest Daily Lifetime Five, however, we reserve the right to change the ratios.

Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:

o        Not make any transfer; or
o        If a portion of your Account Value was previously allocated to the Benefit Fixed Rate Account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options). Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in, first-out basis (an amount renewed into a new guarantee period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or
o        Transfer all or a portion of your Account Value in the Permitted Sub-accounts pro-rata to the Benefit Fixed Rate Account.
         The interest that you earn on such transferred amount will be equal to the annual rate that we have set for that day, and we will credit the daily equivalent of that annual interest until the earlier of one year from the date of the transfer or the date that such amount in the Benefit Fixed Rate Account is transferred back to the Permitted Sub-accounts.

If a significant amount of your Account Value is systematically transferred to the Benefit Fixed Rate Account during periods of market declines or low interest rates, less of your Account Value may be available to participate in the investment experience of the Permitted Sub-accounts if there is a subsequent market recovery. Under the reallocation formula that we employ, it is possible that a significant portion of your Account Value may be allocated to the Benefit Fixed Rate Account.

Additional Tax Considerations for Qualified Contracts
If you purchase an annuity as an investment vehicle for "qualified"  investments,  including an IRA, SEP-IRA,  Tax Sheltered Annuity
(or 403(b)) or employer  plan under Code  Section  401(a),  the minimum  distribution  rules under the Code  require  that you begin receiving  periodic  amounts from your annuity  beginning  after age 70 1/2. For a Tax Sheltered  Annuity or a 401(a) plan for which the  participant  is not a greater than 5 percent owner of the employer,  this required  beginning date can generally be deferred to retirement,  if later. Roth IRAs are not subject to these rules during the owner's lifetime.  The amount required under the Code may exceed the Highest  Daily Annual  Income  Amount,  which will cause us to increase the Highest  Daily  Annual  Income  Amount in any
Annuity  Year that  required  minimum  distributions  due from your Annuity that are greater  than such  amounts.  In addition,  the amount and duration of payments under the annuity  payment and death benefit  provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

E.  APPENDIX A:  Selecting The Variable Annuity That's Right For You.  In the product comparison chart, we revise the line item
(and accompanying footnote) concerning Living Benefits to reflect that Highest Daily Lifetime Five is available under Pruco Life's
Prudential Premier Series Annuity.

F.  We add the following as Appendix C:

Appendix C

Asset Transfer Formula Under Highest Daily Lifetime Five Benefit

We set out below the current formula under which we may transfer amounts between the variable investment options and the Benefit
Fixed Rate Account.  We reserve the right to modify this formula with respect to those who elect Highest Daily Lifetime Five in the future.  However, upon your election of Highest Daily Lifetime Five, we will not alter the asset transfer formula that applies to your contract.

Terms and Definitions referenced in the calculation formula:
o        Cu - the upper target is established on the effective date of the Highest Daily Lifetime Five benefit (the "Effective
       Date") and is not changed for the life of the guarantee.  Currently, it is 83%.
o        Ct - the target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is
       80%.
o        Cl - the lower target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 77%.
o        L - the target value as of the current business day.
o        r - the target ratio.
o        a - the factors used in calculating the target value.  These factors are established on the Effective Date and are not changed for the life of the guarantee.  The factors that we use currently are derived from the a2000 Individual Annuity
       Mortality Table with an assumed interest rate of  3%.  Each number in the table "a" factors (which appears below) represents a factor, which when multiplied by the Highest Daily Annual Income Amount, projects our total liability for the purpose of asset transfers under the guarantee.
o        Q - age based factors used in calculating the target value.  These factors are established on the Effective Date and are
       not changed for the life of the guarantee   The factor is currently set equal to 1.
o        V - the total value of all Permitted Sub-accounts in the annuity.
o        F - the total value of all Benefit Fixed Rate Account allocations.
o        I -  the Income Value prior to the first withdrawal.  The Income Value is equal to what the Highest Daily Annual Income
       Amount would be if the first withdrawal were taken on the date of calculation.  After the first withdrawal the Income Value equals the greater of the Highest Daily Annual Income Amount, the quarterly step-up amount times the Annual Income
       Percentage, and the Account Value times the Annual Income Percentage.
o        T - the amount of a transfer into or out of the Benefit Fixed Rate Account.
o        I% - Annual Income Amount percentage.  This factor is established on the Effective Date and is not changed for the life of the guarantee.  Currently, this percentage is equal to 5%.

Target Value Calculation:
On each Valuation Day, a target value (L) is calculated, according to the following formula.  If the variable Account Value (V) is equal to zero, no calculation is necessary.

                  L = I * Q * a

Transfer Calculation:
The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

         Target Ratio r = (L - F) / V.
o        If r > Cu, assets in the Permitted Sub-accounts are transferred to Benefit Fixed Rate Account.
o        If r < Cl, and there are currently assets in the Benefit Fixed Rate Account (F > 0), assets in the Benefit Fixed Rate
         Account are transferred to the Permitted Sub-accounts.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:
     T ={Min(V, [L - F - V *  Ct] / (1-Ct))}                  T>0, Money moving from the Permitted Sub-accounts to the Benefit
                                                              Fixed Rate Account
     T ={Min(F, [L - F - V *  Ct] / (1-Ct))}                  T<0, Money moving from the Benefit Fixed Rate Account to the
                                                              Permitted Sub-accounts]

Example:
Male age 65 contributes $100,000 into the Permitted Sub accounts and the value drops to $92,300 during year one, end of day one.
A table of values for "a" appears below.

Target Value Calculation:

L        = I * Q * a

         = 5000.67 * 1 * 15.34

         = 76,710.28

Target Ratio:

r         = (L - F) / V
         = (76,710.28 - 0) / 92,300.00

         = 83.11%

Since  r > Cu  ( because 83.11% > 83%) a transfer into the Benefit Fixed rate Account occurs.

T        = { Min ( V, [ L - F - V * Ct] / ( 1 - Ct))}

         = { Min ( 92,300.00, [ 76,710.28 - 0 - 92,300.00 * 0.80] / ( 1 - 0.80))}

         = { Min ( 92,300.00, 14,351.40 )}

         = 14,351.40

                                            Age 65 "a" Factors for Liability Calculations
                                           (in Years and Months since Benefit Effective Date)*

            Months
Years            1        2       3        4        5        6       7        8        9       10      11       12
        1    15.34    15.31   15.27    15.23    15.20    15.16   15.13    15.09    15.05    15.02   14.98    14.95
        2    14.91    14.87   14.84    14.80    14.76    14.73   14.69    14.66    14.62    14.58   14.55    14.51
        3    14.47    14.44   14.40    14.36    14.33    14.29   14.26    14.22    14.18    14.15   14.11    14.07
        4    14.04    14.00   13.96    13.93    13.89    13.85   13.82    13.78    13.74    13.71   13.67    13.63
        5    13.60    13.56   13.52    13.48    13.45    13.41   13.37    13.34    13.30    13.26   13.23    13.19
        6    13.15    13.12   13.08    13.04    13.00    12.97   12.93    12.89    12.86    12.82   12.78    12.75
        7    12.71    12.67   12.63    12.60    12.56    12.52   12.49    12.45    12.41    12.38   12.34    12.30
        8    12.26    12.23   12.19    12.15    12.12    12.08   12.04    12.01    11.97    11.93   11.90    11.86
        9    11.82    11.78   11.75    11.71    11.67    11.64   11.60    11.56    11.53    11.49   11.45    11.42
       10    11.38    11.34   11.31    11.27    11.23    11.20   11.16    11.12    11.09    11.05   11.01    10.98
       11    10.94    10.90   10.87    10.83    10.79    10.76   10.72    10.69    10.65    10.61   10.58    10.54
       12    10.50    10.47   10.43    10.40    10.36    10.32   10.29    10.25    10.21    10.18   10.14    10.11
       13    10.07    10.04   10.00     9.96     9.93     9.89    9.86     9.82     9.79     9.75    9.71     9.68
       14     9.64     9.61    9.57     9.54     9.50     9.47    9.43     9.40     9.36     9.33    9.29     9.26
       15     9.22     9.19    9.15     9.12     9.08     9.05    9.02     8.98     8.95     8.91    8.88     8.84
       16     8.81     8.77    8.74     8.71     8.67     8.64    8.60     8.57     8.54     8.50    8.47     8.44
       17     8.40     8.37    8.34     8.30     8.27     8.24    8.20     8.17     8.14     8.10    8.07     8.04
       18     8.00     7.97    7.94     7.91     7.88     7.84    7.81     7.78     7.75     7.71    7.68     7.65
       19     7.62     7.59    7.55     7.52     7.49     7.46    7.43     7.40     7.37     7.33    7.30     7.27
       20     7.24     7.21    7.18     7.15     7.12     7.09    7.06     7.03     7.00     6.97    6.94     6.91
       21     6.88     6.85    6.82     6.79     6.76     6.73    6.70     6.67     6.64     6.61    6.58     6.55
       22     6.52     6.50    6.47     6.44     6.41     6.38    6.36     6.33     6.30     6.27    6.24     6.22
       23     6.19     6.16    6.13     6.11     6.08     6.05    6.03     6.00     5.97     5.94    5.92     5.89
       24     5.86     5.84    5.81     5.79     5.76     5.74    5.71     5.69     5.66     5.63    5.61     5.58
       25     5.56     5.53    5.51     5.48     5.46     5.44    5.41     5.39     5.36     5.34    5.32     5.29
       26     5.27     5.24    5.22     5.20     5.18     5.15    5.13     5.11     5.08     5.06    5.04     5.01
       27     4.99     4.97    4.95     4.93     4.91     4.88    4.86     4.84     4.82     4.80    4.78     4.75
       28     4.73     4.71    4.69     4.67     4.65     4.63    4.61     4.59     4.57     4.55    4.53     4.51
       29     4.49     4.47    4.45     4.43     4.41     4.39    4.37     4.35     4.33     4.32    4.30     4.28
       30     4.26     4.24    4.22     4.20     4.18     4.17    4.15     4.13     4.11     4.09    4.07     4.06
       31     4.04     4.02    4.00     3.98     3.97     3.95    3.93     3.91     3.90     3.88    3.86     3.84
       32     3.83     3.81    3.79     3.78     3.76     3.74    3.72     3.71     3.69     3.67    3.66     3.64
       33     3.62     3.61    3.59     3.57     3.55     3.54    3.52     3.50     3.49     3.47    3.45     3.44
       34     3.42     3.40    3.39     3.37     3.35     3.34    3.32     3.30     3.29     3.27    3.25     3.24
       35     3.22     3.20    3.18     3.17     3.15     3.13    3.12     3.10     3.08     3.07    3.05     3.03
       36     3.02     3.00    2.98     2.96     2.95     2.93    2.91     2.90     2.88     2.86    2.85     2.83
       37     2.81     2.79    2.78     2.76     2.74     2.73    2.71     2.69     2.68     2.66    2.64     2.62
       38     2.61     2.59    2.57     2.56     2.54     2.52    2.51     2.49     2.47     2.45    2.44     2.42
       39     2.40     2.39    2.37     2.35     2.34     2.32    2.30     2.29     2.27     2.25    2.24     2.22
       40     2.20     2.19    2.17     2.15     2.14     2.12    2.11     2.09     2.07     2.06    2.04     2.02
       41     2.01     1.84    1.67     1.51     1.34     1.17    1.00     0.84     0.67     0.50    0.33     0.17
         * The values set forth in this table are applied to all ages.

                                            Supplement to Prospectuses Dated May 1, 2006
                                                 Supplement dated November 20, 2006

Supplement  dated  November 20, 2006 to the May 1, 2006  Prospectus  for Pruco Life  Insurance  Company of New  Jersey's  Prudential
Premier Series Annuity

This  Supplement  should be read and retained with the current  Prospectus for your annuity.  This  Supplement is intended to update certain  information  in the  Prospectus  for the variable  annuity you own, and is not intended to be a prospectus or offer for any other  variable  annuity listed here that you do not own. If you would like another copy of the current  Prospectus,  please contact us at 1-888-PRU-2888.

We are  issuing  this  supplement  to  describe  in the  prospectus  for the Pruco Life  Insurance  Company  of New Jersey  ("PLNJ")
Prudential  Premier Series  Annuity,  certain changes with respect to the underlying  mutual funds.  These changes will be effective on or about November 20, 2006, unless specifically stated otherwise.

1.       CHANGE WITH RESPECT TO CERTAIN PORTFOLIOS OF AMERICAN SKANDIA TRUST

In the Investment Options section of the prospectus, we make the following changes to the chart setting forth a brief description of each variable investment option, to reflect the following subadviser name change with respect to one of the variable investment options:

o        AST Small Cap Value Portfolio.  Salomon Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In the Investment Options section of the prospectus, we revise the investment objectives/policies section, and portfolio advisor/sub-advisor section for two Portfolios to read as follows.  These new descriptions reflect the addition of sub-advisors as well as revisions to non-fundamental investment policies:

     AST LSV International Value Portfolio.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    AST International Value Portfolio (formerly AST LSV International Value Portfolio):  seeks       LSV Asset Management,
                    capital growth.  The Portfolio normally invests at least 80% of the Portfolio's investable       Thornburg Investment
                    assets (net assets plus borrowings made for investment purposes) in the equity securities of     Management, Inc.
      Equity        companies in developed countries outside the United States that are represented in the MSCI
                    EAFE Index.

------------------- ------------------------------------------------------------------------------------------------ -----------------------

     AST William Blair International Growth Portfolio.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    AST International Growth Portfolio (formerly,AST William Blair International Growth              Marsico Capital
                    Portfolio):  seeks long-term capital appreciation.  The Portfolio invests primarily in           Management LLC,
                    equity-related securities of foreign issuers. The Portfolio invests primarily in the common      William Blair &
                    stock of large and medium-sized foreign companies, although it may also invest in companies of   Company, LLC
                    all sizes. Under normal circumstances, the Portfolio invests at least 65% of its total assets
      Equity        in common stock of foreign companies operating or based in at least five different countries, which may include countries with emerging markets. The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth potential.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                                             Pruco Life Insurance Company of New Jersey

                                                  Strategic Partners Annuity One 3

                                                     Strategic Partners Plus 3

                                                     Strategic Partners Select

                                                     Strategic Partner Advisor

                                                Supplement, dated November 20, 2006
                                                                 To
                                                  Prospectuses, dated May 1, 2006

     For each of the above-referenced prospectuses, this supplement reflects certain changes to the underlying mutual funds.

In Section 2 of each prospectus, we make the following change to the chart setting forth a brief description of each variable investment option, to reflect a subadviser name change:

o        SP Small Cap Value  Portfolio,  AST Small Cap Value  Portfolio,  and  Prudential  Series  Fund Equity  Portfolio.  Salomon
         Brothers Asset Management will change its name to ClearBridge Advisers LLC, effective in December 2006.

In section 2 of each prospectus, we revise the investment objectives/policies section, and portfolio adviser/sub-adviser section for two Portfolios to read as follows.  These new descriptions reflect the addition of sub-advisers as well as revisions to non-fundamental investment policies:

o        SP LSV International Value Portfolio:

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Value Portfolio (formerly SP LSV International Value Portfolio):  seeks         LSV Asset Management,
                    capital growth.  The Portfolio normally invests at least 80% of the Portfolio's investable       Thornburg Investment
                    assets (net assets plus borrowings made for investment purposes) in the equity securities of     Management, Inc.
      Equity        companies in developed countries outside the United States that are represented in the MSCI
                    EAFE Index.

------------------- ------------------------------------------------------------------------------------------------ -----------------------

o        SP William Blair International Growth Portfolio
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                         INVESTMENT OBJECTIVES/POLICIES                                         ADVISER/
       TYPE                                                                                                               SUB-ADVISER
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
   International    SP International Growth Portfolio (formerly, SP William Blair International Growth               Marsico Capital
                    Portfolio):  seeks long-term capital appreciation.  The Portfolio invests primarily in           Management LLC,
                    equity-related securities of foreign issuers. The Portfolio invests primarily in the common      William Blair &
                    stock of large and medium-sized foreign companies, although it may also invest in companies of   Company, LLC
                    all sizes. Under normal circumstances, the Portfolio invests at least 65% of its total assets
      Equity        in common stock of foreign companies operating or based in at least five different countries, which may include countries with emerging markets. The Portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth potential.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

      This  prospectus  supplement  is  intended  to amend the  prospectus  for the  annuity  you own,  and is not  intended to be a prospectus or offer for any annuity listed here that you do not own.